6350 South 3000 East	801.947.3100 phone
Salt Lake City, Utah 84121	801.944.4629 fax

June 9, 2011

Mr. Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:          Overstock.com, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed October 29, 2010
File No. 000-49799

Dear Mr. Mew:

Below are the responses of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2011, with respect to the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2010 filed with the Commission on October 29, 2010, File No. 000-49799.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We would like to thank the Staff for spending the time to understand our position as it relates to the Staff’s comments.

1.             You have represented that the provision for sales returns recorded in the fourth quarter of 2007 and $4 million plus reduction in your allowance in the fourth quarter of 2009 resulted from the application of a consistent systematic methodology for determining your sales return allowance. With respect to return reduction initiatives, you have represented to us that you monitored the impact of these initiatives in 2009, particularly during Q4 2009 following the introduction of the new supplier agreement, and determined at the end of 2009 that there was sufficient evidence of a sustained downward trend in returns from these initiatives (versus temporary or seasonal trends) and therefore made a one-time adjustment to reduce your sales returns allowance. Please revise the notes to your financial statements to discuss this change in estimate during the fourth quarter of 2009 by providing the disclosure set forth in FASB ASC 250-10-50-4. Please also expand your Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide insights of the significant factors and the subjective judgments involved behind the estimate change. Lastly, quantify the dollar amount of the change in the provision and allowance in the fourth quarter of 2009 and its impact of the quarter and your results for the year.

We considered the change in our allowance for sales returns in the fourth quarter of 2009 and the guidance in FASB ASC 250-10-50-4 in preparing our 2010 Form 10-K and believe our disclosures are adequate, as our estimate of sales returns is made each period in the ordinary course of accounting and we do not consider the impact material for the reasons noted below. As shown in the following excerpts from our 2010 Form 10-K, we disclose the nature of our sales return allowance as an estimate, the factors we consider in making such estimates, trends in actual returns and allowances over time, and the primary reasons for such trends. Additionally, we provided the reader the general magnitude of the financial impact of the improved sales returns experience, inclusive of the change in our sales return allowance, on revenues, gross margin, income from continuing operations and net income.

======

“MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

Sales returns allowance

We inspect all returned items when they arrive at our processing facility. We refund the full cost of the merchandise returned and all original shipping charges if the returned item is defective or we or our fulfillment partners have made an error, such as shipping the wrong product.

If the return is not a result of a product defect or our or our fulfillment partners’ error and our customer initiates a return of an unopened item within 30 days of delivery, except for computers and electronics, we refund the full cost of the merchandise minus the original shipping charge and return shipping fees. However, we reduce refunds for returns initiated more than 30 days after delivery or that are received at our returns processing facility more than 45 days after initial delivery.

If our customer returns an item that has been opened or shows signs of wear, we issue a partial refund minus the original shipping charge and return shipping fees.

Revenue is recorded net of estimated returns. We record an allowance for returns based on current period revenues and historical returns experience. We analyze historical returns, current economic trends and changes in order volume and acceptance of our products when evaluating the adequacy of the sales returns allowance in any accounting period. Our actual product returns have not differed materially from our estimates. The average actual returns as percentage of revenues for the years ended, December 31, 2010, 2009, and 2008 were 8.2%, 8.6% and 9.0%, respectively. The decline in actual returns as a percentage of revenues from 2008 to 2009 was largely the result of procedures implemented in 2009 including entering into a new master supplier agreement with our fulfillment partners in the fall of 2009. We do not expect future returns experience to differ significantly from the rates experienced in 2010. The allowance for returns was $11.5 million and $11.9 million at December 31, 2010 and 2009, respectively.

Comparison of Years Ended December 31, 2009 and 2008

Gross profit

The 140 basis point improvement for the year ended December 31, 2009 was primarily due to the implementation of process improvements to our supply chain, particularly in returns, and in our customer service organization during the year, and lower return rates and net returns-related costs.

Notes to Consolidated Financial Statements

Sales returns allowance

We inspect all returned items when they arrive at our processing facility. We refund the full cost of the merchandise returned and all original shipping charges if the returned item is defective or we or our fulfillment partners have made an error, such as shipping the wrong product.

If the return is not a result of a product defect or our or our fulfillment partners error and the customer initiates a return of an unopened item within 30 days of delivery, except for computers and electronics, we refund the full cost of the merchandise minus the original shipping charge and return shipping fees. However, we reduce refunds for returns initiated more than 30 days after delivery or that are received at our returns processing facility more than 45 days after initial delivery.

If our customer returns an item that has been opened or shows signs of wear, we issue a partial refund minus the original shipping charge and return shipping fees.

Revenue is recorded net of estimated returns. We record an allowance for returns based on current period revenues and historical returns experience. We analyze actual historical returns, current economic trends and changes in order volume and acceptance of our products when evaluating the adequacy of the sales returns allowance in any accounting period. Our actual product returns have not differed materially from our estimates. The average actual returns as percentage of revenues for the years ended, December 31, 2010, 2009, and 2008 were 8.2%, 8.6% and 9.0%, respectively. The allowance for returns was $11.5 million and $11.9 million at December 31, 2010 and 2009, respectively.”

======

As described in our letters dated May 20, 2011 and April 11, 2011 and related conference calls on May 26, 2011 and May 23, 2011, we do not believe that the differences between our estimated and actual returns are material to our financial statements. Similarly, we do not believe that the change in our estimated sales return allowance at December 31, 2009 is material or that it requires the disclosures described in FASB ASC 250-10-50-4. The Staff noted that we had a $4 million plus reduction in our allowance for sales returns in the fourth quarter of 2009, which was based on the analysis that compared the estimated allowance to that which would have been recorded if the allowance had been based on actual historical returns.  However, the actual gross reduction in the allowance for sales returns recognized at the end of the fourth quarter of 2009 was only $3.0 million, which had a net impact of approximately $750,000.  Given the fact that the actual adjustment to the allowance for sales returns in the fourth quarter was significantly less than the $4 million, we continue to believe that the actual adjustment does not constitute a material change in estimate to the financial statements taken as a whole that would require disclosure.

Nonetheless, with respect for the concerns raised by the Staff in the interest of transparency, we respectfully request that the Staff consider allowing us to provide expanded disclosure on a prospective basis rather than incurring the time, cost and effort required to amend our 2010 Form 10-K. We propose to include the following modified disclosure in our future Form 10-Qs for 2011, under both Notes to the Unaudited Consolidated Financial Statements and Management’s Discussion and Analysis Of Financial Condition and Results Of Operations:

“Sales returns allowance

We inspect all returned items when they arrive at our processing facility. We refund the full cost of the merchandise returned and all original shipping charges if the returned item is defective or we or our fulfillment partners have made an error, such as shipping the wrong product.

If the return is not a result of a product defect or our fulfillment partners’ error and the customer initiates a return of an unopened item within 30 days of delivery, for most products we refund the full cost of the merchandise minus the original shipping charge and actual return shipping fees. However, we reduce refunds for returns initiated more than 30 days after delivery or that are received at our returns processing facility more than 45 days after initial delivery.

If our customer returns an item that has been opened or shows signs of wear, we issue a partial refund minus the original shipping charge and actual return shipping fees.

Revenue is recorded net of estimated returns. We record an allowance for returns based on current period revenues and historical returns experience. We analyze actual historical returns, current economic trends and changes in order volume and acceptance of our products when evaluating the adequacy of the sales returns allowance in any accounting period. ~~Our actual product returns have not differed materially from our estimates.~~ Although we believe that our estimates, assumptions, and judgments are reasonable, actual results have differed from our estimates. For example, during the quarter ended December 31, 2009, we revised our estimated sales return allowance based upon the actual returns information reasonably available at that time and reduced the allowance by approximately $3.0 million from the prior quarter-end balance, which increased revenues by approximately $3.0 million (0.9%), gross profit by approximately $750,000 (1.4%), and net income by approximately $750,000 (5.9%) for the quarter ended December 31, 2009.”

We propose to include similar language, as well as a discussion of the impact on 2009 gross profit in the discussion of results of operations within MD&A, in our 2011 Form 10-K.

2.             Your April 11, 2011 response states you discovered an error in your earlier determination of the sales return allowance by using net amounts recorded for the period of Q1 2007 through Q3 2009. You represented that such errors are isolated to your balance sheets and Schedule II and have no impact on your statement of operations. In the interests of allowing consistent calculations to be made by users of your financial statements, please consider reflecting the corrections for these error in your amended filing.

As described in our letter dated April 11, 2011, the errors in our earlier determination of our sales returns allowances on a gross rather than net basis are immaterial in relation to the financial and other information taken as a whole, and only affects the December 31, 2008 ending balance in Schedule II to our 2010 Form 10-K (and does not affect the December 31, 2009 and 2010 ending balances). Accordingly, we believe that the information currently included in the Form 10-K is adequate to provide investors with the information needed to make informed decisions and that these errors will not have any material impact on investor protection. Therefore, we respectfully request the Staff consider allowing us to make such corrections in Schedule II to our 2011 Form 10-K and not incur the additional time, cost and effort to amend a filing for the immaterial change.

3.             Please submit your letter dated May 20, 2011 on EDGAR.

We have submitted our letter dated May 20, 2011on EDGAR as requested.

At your request the Company acknowledges that:

1.     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.